

Mail Stop 3030

June 11, 2009

Thomas E. Klema
Vice President and Chief Financial Officer
Rockwell Medical Technologies, Inc.
30142 Wixom Road
Wixom, Michigan 48393

> **Re:** **Rockwell Medical Technologies, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **File No. 0-23661**

Dear Mr. Klema :

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

          Sincerely,

          Kevin L. Vaughn
          Accounting Branch Chief